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                                                                  Exhibit 99.1


FACTORS AFFECTING FUTURE OPERATING RESULTS

    THIS ANNUAL REPORT ON FORM 10-K CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THESE STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES AND ARE BASED ON THE BELIEFS AND ASSUMPTIONS OF OUR MANAGEMENT BASED ON INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. USE OF WORDS SUCH AS "BELIEVES," "EXPECTS," "ANTICIPATES," "INTENDS," "PLANS," "ESTIMATES," "SHOULD," "LIKELY" OR SIMILAR EXPRESSIONS, INDICATE A FORWARD-LOOKING STATEMENT. FORWARD-LOOKING STATEMENTS INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. CERTAIN OF THE INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 10-K CONSISTS OF FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS INCLUDE THE FOLLOWING:

WE ARE AN EARLY STAGE COMPANY THAT MAY NEVER BE PROFITABLE.

    We have incurred substantial operating losses since our inception. As of December 31, 2001, we have generated only minimal revenue from our HAP Technology, and we do not expect to generate significant revenues for several years, if ever. From inception through December 31, 2001, we had an accumulated deficit of approximately $160.5 million. Our losses to date have resulted principally from costs we incurred in the development of our HAP Technology, in our clinical trials and from general and administrative costs associated with operations. We expect to devote substantial resources to our HAP Drug program and to maintain and develop further our HAP Technology.

    We expect to incur additional losses this year and in future years, and we may never achieve profitability. In addition, pharmaceutical and biotechnology companies are only now beginning to use products such as ours in their drug development or marketing efforts and, accordingly, they may not choose to use our HAP Technology. We do not expect our losses to be substantially mitigated by revenues from our HAP Partnership program or from our HAP Drug program for a number of years, if ever.

TO GENERATE SIGNIFICANT REVENUES, WE MUST OBTAIN CUSTOMERS FOR OUR HAP PARTNERSHIP PROGRAM AND SUCCESSFULLY DEVELOP OUR CANDIDATE HAP DRUGS.

    Our strategy depends on entering into agreements with pharmaceutical and biotechnology companies for our HAP Partnership program and finding partners to co-develop and/or co-market our candidate HAP Drugs. To date, we have four partners for our HAP Partnership program, and we may not obtain additional partners for our HAP Partnership program or find partners to co-develop and/or co-market our candidate HAP Drugs. We currently do not have any partners to co-develop and/or co-market our two candidate HAP Drugs. If we are unsuccessful in obtaining additional customers for our HAP Partnership program and finding partners for our HAP Drug program, we may never generate sufficient revenues to sustain our operations. In addition, we expect that some of our future HAP Partnership program collaborations will be limited to specific, limited-term projects. Accordingly, we must continually obtain new customers to be successful.

IF WE ARE UNABLE TO IDENTIFY WHICH OF OUR HAP MARKERS ARE PREDICTIVE FOR SAFETY AND/OR EFFICACY FOR A CANDIDATE HAP DRUG, WE MAY NOT GENERATE SUFFICIENT REVENUES TO SUPPORT OUR OPERATIONS.

    To be successful with our HAP Drug program, we must discover a correlation between genomic variations and drug response. We may not have sufficient funds to pursue our HAP Drug program and we may never discover any pharmaceutically relevant correlations as a result of the program. Even if we discover information on the correlation between drug response and genomic variation as a result of our HAP Drug program, we may be unable to find a partner to co-develop and/or co-market the candidate HAP Drug on terms sufficient to recover our costs.

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OUR HAP TECHNOLOGY MAY NOT ALLOW OUR PARTNERS OR US TO DEVELOP COMMERCIAL
PRODUCTS OR TO INCREASE SALES OF THEIR CURRENTLY MARKETED PRODUCTS.

    We base our HAP Technology on the assumption that information about gene association and genomic variation may help drug development professionals better understand the drug response of particular individuals and complex disease processes. Although the pharmaceutical and biotechnology industry is increasing its use of genomics in analyzing drug response and diseases, we are unaware of any successful drug development program applying population genomics.

    The focus of our HAP Technology is the rapid discovery of HAP Markers for all of the pharmaceutically relevant genes. If we are unable to find HAP Markers for a significant portion of the pharmaceutically relevant genes in a timely manner, our potential partners may lose confidence in our HAP Technology and our company, and this loss in confidence could decrease our ability to generate revenues. Even if we are able to discover the HAP Markers for all of the pharmaceutically relevant genes, this information may not prove to be superior to genomic variation information discovered by our competitors. Furthermore, pharmaceutical and biotechnology companies may not choose our HAP Technology over competing technologies.

    Our DECOGEN-Registered Trademark- Informatics System may also be less effective than we expect or may not allow our partners or us to determine a correlation between genomic variation and drug response. Furthermore, even if our partners or we are successful in identifying a specific correlation between genomic variation and drug response based on our HAP Technology, neither our partners or us may be able to develop or sell commercially viable products nor may our partners be able to increase the sales of their existing products. Accordingly, our HAP Markers and HAP Technology may not improve the development, marketing and prescribing of drugs developed by our HAP Partnership program customers and the HAP Drugs, if any, that we co-develop and/or co-market with partners.

WE MAY NOT BE ABLE TO OBTAIN SUFFICIENT ADDITIONAL FUNDING TO MEET OUR CAPITAL
  REQUIREMENTS.

    We have used substantial amounts of cash to fund our research and development activities. We will continue to spend funds to maintain and develop further our HAP Technology and for our HAP Drug program. We plan to pay for these activities with funds from:

    - our existing cash and investment securities and

    - income that we may receive from our HAP Partnership program.

    We intend to rely on HAP Partnership program customers for significant funding in the future to support our research efforts. We cannot be certain when we will begin to receive additional income, if at all, from our HAP Partnership program and income, if any, from our HAP Drug program. If we do not receive this income or do not receive it as rapidly as we expect, we would spend our existing cash and investment securities more rapidly than we currently plan. We believe that existing cash and investment securities will be sufficient to fund our expected net losses, debt obligations and capital expenditures for at least
18 months. We have based this belief on assumptions that may prove wrong.

    To support the maintenance and further development of our HAP Technology and our HAP Drug program, we need to seek additional funding through public or private equity offerings, debt financings or commercial partners. Additional financing may not be on terms favorable to our stockholders or us. Stockholders' ownership will be diluted if we raise additional capital by issuing equity securities. If we raise additional funds through partnerships and other licensing arrangements, we may have to relinquish rights to some of our HAP Technology or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate our HAP Drug program and the maintenance and further development of our HAP Technology.

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IF WE ARE UNABLE TO OBTAIN INTELLECTUAL PROPERTY PROTECTION FOR OUR HAP
TECHNOLOGY, TRADE SECRETS OR KNOW-HOW, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS PROFITABLY.

    Our success depends, in part, on our ability to protect our HAP Technology, and any other proprietary software, methods and technologies that we develop, under the patent and other intellectual property laws of the United States and other countries, so that we can prevent unauthorized entities from using our inventions and proprietary information. Because patent applications that were filed prior to November 29, 2000 in the United States are confidential until patents issue, third parties may have filed patent applications for technology covered by our pending patent applications without our being aware of those applications, and our patent applications may not have priority over any patent applications of others. We are aware that there are other firms or individuals who have discovered, or are currently discovering, genomic variation information similar to the information we are discovering, who may have filed, and in the future are likely to file, patent applications covering genes, gene products, SNPs, or haplotypes that are similar or identical to our HAP Technology.

    Our pending patent applications may not result in issued patents. The patent positions of pharmaceutical and biotechnology companies, including ours, are generally uncertain as a result of the uncertain state of the patent law in the biotechnology field. There is no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in biotechnology patents, particularly those involving genomics.

    There is substantial uncertainty in the United States and abroad concerning the patent ability of genes, gene fragments, SNPs, or haplotypes having no known function or medical utility. The U.S. Patent and Trademark Office has issued new examination guidelines that address the requirements for demonstrating the utility and describing the structure of these substances. While the new guidelines do not require phenotypic correlation data for issuance of patents relating to human genomic variation, the guidelines have been in effect for only a short period of time and it is possible that the U.S. Patent and Trademark Office may interpret them in a way that could delay or adversely affect our ability or the ability of our partners to obtain patent protection. Similarly, U.S. courts are addressing the requirements for demonstrating the utility and describing the structure of these substances in patent infringement and enforcement proceedings. The biotechnology patent situation outside the United States is even more uncertain and is currently undergoing review and revision in many countries. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. Furthermore, we must continually review our patent strategy and patent applications to address the changing legal standards in the United States and abroad.

    Our strategy depends on our ability to identify rapidly and seek patent protection for HAP Markers for all of the pharmaceutically relevant genes. In order to do so, we must significantly increase our ability to prosecute the substantial number of resulting patent applications, as well as patent applications for the large number of discoveries we have made to date for which we have not yet filed patent applications and for which we may not obtain patents. In order to obtain ultimately a patent on a HAP Marker, we may need both to discover the entire DNA sequence of the gene version defined by the HAP Marker as well as to describe the utility of our HAP Marker for characterizing genomic variation that is linked to a drug response or particular disease. This process will be expensive and time consuming, and we may not be able to increase sufficiently our patent prosecution capacity or to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

IF WE ARE UNABLE TO PREVENT OTHERS FROM UNAUTHORIZED USE OF, OR ARE UNABLE TO DEFEND OUR USE OF, OUR HAP TECHNOLOGY, TRADE SECRETS OR KNOW-HOW, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS PROFITABLY.

    Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The mere issuance of a patent does not guarantee that it is valid or enforceable; thus even if we obtain patents, they may not be valid or enforceable against third parties.

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    We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. We generally protect this information with reasonable security measures, including confidentiality agreements signed by our employees, academic collaborators and consultants that provide that all confidential information developed or made known to others during the course of the employment, consulting or business relationship will be kept confidential except in specified circumstances. Agreements with employees, consultants and collaborators provide that all inventions conceived by the individual while employed by us are our exclusive property. If employees, consultants or collaborators do not honor these agreements, we may not have adequate remedies for breach. Furthermore, our trade secrets may otherwise become known or be independently discovered by competitors.

    Further, a patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. A third party may sue us for infringing on its patent rights. Likewise, we may need to resort to litigation to enforce a patent issued to us or to determine the scope and validity of third party proprietary rights. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management's efforts. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations.

    If any party should successfully claim that the creation or use of our DECOGEN-Registered Trademark- Informatics System or HAP Marker data infringes upon their intellectual property rights, in addition to any damages we might have to pay, a court could require us to stop the infringing activity or obtain a license on unfavorable terms. Moreover, any legal action against us or our HAP Partnership program customers or any HAP Drug co-development and/or co-marketing partners claiming damages or seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our HAP Partnership program customers or any of our HAP Drug co-development and/or co-marketing partners to obtain a license in order to continue to manufacture or market the affected products and processes. Any license required under any patent may not be made available on commercially acceptable terms, if at all. In addition, some licenses may be non-exclusive, and, therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or are unable to design around a patent, we may be unable to market effectively some of our HAP Technology and HAP Drugs, if any, which could limit our profitability and possibly prevent us from generating revenue sufficient to sustain our operations.

WE MAY BE UNABLE TO DEVELOP OR COMMERCIALIZE OUR HAP TECHNOLOGY AND CANDIDATE HAP DRUGS IF WE CANNOT ESTABLISH COLLABORATIVE RELATIONSHIPS, AND WE WILL DEPEND ON OUR PARTNERS TO DEVELOP OR TO CO-DEVELOP PRODUCTS.

    We currently have four HAP Partnership program customers and no partners to co-develop and/or co-market our two candidate HAP Drugs. Under our current strategy, and for the foreseeable future, we do not expect to develop or market pharmaceutical products on our own. As a result, our current and future revenues will depend on payments from our current HAP Partnership program customers and our future HAP Partnership program customers and the future co-developers and co-marketers of our HAP Drugs, if any, for either the new products they may develop, or for increased sales of their existing products, made possible through the use of our HAP Technology, or from HAP Drugs, if any, that the co-developers and co-marketers may sell. If we are unable to attract additional HAP Partnership program customers or co-developers and/or co-marketers for our candidate HAP Drugs, we may never generate sufficient revenues to sustain our operations.

    Our HAP Partnership program customers will be responsible and our HAP Drug co-developers probably will be responsible for pre-clinical study and clinical development of therapeutic and diagnostic products and for regulatory approval, manufacturing and marketing of any products or

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enhanced marketing claims that result from the application of our HAP
Technology. We anticipate that our agreements with HAP Partnership program customers and HAP Drug co-developers, if any, will allow them significant discretion in pursuing these activities. We cannot control the amount and timing of resources that our current HAP Partnership program customers and any future HAP Partnership program customers will devote to our programs or potential products. Our HAP Partnership program arrangements may also have the effect of limiting the areas of research that we may pursue either alone or with others. Because part of our revenues will be dependent on the successful commercialization or development of our customers' products, if, for any reason, a HAP Partnership program customer delays or abandons its development or commercialization of a product developed using our HAP Technology, we may receive reduced royalty or other payments or no royalty or other payments at all. In addition, because part of our future revenues will be dependent on the successful commercialization of our HAP Drugs, if any, with our co-developers and/or co-marketers, if, for any reason, a HAP Drug co-developer and/or co-marketer delays or abandons its development or commercialization of our HAP Drug, we may receive reduced royalty or other payments or no royalty or other payments at all.

    Although we intend to retain the rights to all HAP Markers, which we discover as well as to HAP Markers discovered jointly with our HAP Partnership program customers, we may not always be able to negotiate the retention of these rights. Furthermore, disputes may arise in the future over the ownership of rights to HAP Markers as well as any other technology we develop with our HAP Partnership program customers. These and other possible disagreements between our HAP Partnership program customers and us could lead to delays in the research, development or commercialization of their products. These disagreements could also result in litigation or require arbitration to resolve. Any of these events could prevent us from effectively marketing our HAP Technology.

WE INVEST CONSIDERABLE AMOUNTS OF TIME, EFFORT, AND MONEY TO SELL OUR HAP TECHNOLOGY AND CANDIDATE HAP DRUGS; AND IF WE ARE UNABLE TO SELL OUR HAP TECHNOLOGY AND CANDIDATE HAP DRUGS, WE MAY NOT GENERATE SUFFICIENT REVENUE TO SUSTAIN OUR OPERATIONS.

    Our ability to obtain customers for our HAP Technology and candidate HAP Drugs will depend in significant part upon the pharmaceutical and biotechnology industry's acceptance that our HAP Technology can help accelerate or improve their drug development and marketing efforts. To achieve this market acceptance, we must continue to educate the pharmaceutical and biotechnology industry and the public in general as to the potential benefits of our HAP Technology and candidate HAP Drugs. Most importantly, we must convince the research and development, clinical and marketing departments of pharmaceutical and biotechnology companies that our HAP Technology can accelerate and improve the processes for developing, marketing, and prescribing drugs and that our candidate HAP Drugs will be commercially viable. Given the amount of time and effort necessary to educate our potential partners, if we fail to gain this acceptance, we may never generate sufficient revenues to sustain our operations. In addition, each of our HAP Partnership program agreements and our HAP Drug co-development and/or co-marketing agreements, if any, will likely involve the negotiation of agreements containing terms that may be unique to the partner involved. We may expend substantial funds and management effort to market our HAP Technology and candidate HAP Drugs, without any resulting sales.

REGULATORY OVERSIGHT OF OUR HAP TECHNOLOGY AND PUBLIC OPINION REGARDING ETHICAL ISSUES SURROUNDING THE USE OF GENETIC INFORMATION MAY ADVERSELY AFFECT OUR ABILITY TO MARKET OUR HAP TECHNOLOGY AND CANDIDATE HAP DRUGS.

    The Secretary's Advisory Committee on Genetic Testing, an advisory panel to the Secretary of the U.S. Department of Health and Human Services, has recommended that the FDA expand its regulation of genetic testing to require FDA approval for all new genetic tests and labeling of genetic tests. Currently, the FDA reviews only genetic tests that companies package and sell as kits. If the FDA adopts this recommendation, it could require that we apply for FDA approval as a prerequisite to

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marketing our HAP Technology. If the FDA were to deny any application of this kind, we could not conduct our business and we would be unable to generate sufficient revenues to sustain our operations.

    In addition, the federal Centers for Disease Control and the Centers for Medicare and Medicaid Services are preparing a proposed rule that would establish a genetics laboratory specialty under CLIA. When this rule is finalized, our laboratory likely will be required to comply with it in order to maintain its CLIA certification.

    Moreover, our success will depend in part on the FDA's and other regulatory agencies' acceptance of genomic variation analysis as part of the drug approval process and, more specifically, the validity of our HAP Technology as a basis for identifying genomic variation and for correlating drug response with genomic variation. Without this acceptance, we may be unable to market effectively our HAP Technology and we may not generate sufficient revenues to sustain our operations. To date, the FDA has not required, in connection with approving any drug, that a physician must have genomic variation information determined about a patient before the doctor prescribes a drug. However, the FDA, in one instance, has required that a physician must have gene expression information about a patient before the doctor prescribes the drug.

    Within the field of personalized health and medicine, governmental and other entities may enact patient privacy and healthcare laws and regulations that may limit the use of genomic variation data. To the extent that these laws and regulations limit the use of our HAP Technology or impose additional costs on our partners, we may be unable to market effectively our HAP Technology and candidate HAP Drugs and we may not generate sufficient revenues to sustain our operations.

    Additionally, public opinion on ethical issues related to the confidentiality and appropriate use of genetic testing results may influence governmental authorities to call for limits on, or regulation of the use of, genetic testing. In addition, governmental authorities or other entities may call for limits on, or regulation of the use of, genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. The occurrence of any of these events could reduce the potential markets for our HAP Technology, which could prevent us from generating sufficient revenues to sustain our operations.

    Furthermore, we may be directly subject to regulations as a provider of diagnostic information. To the extent that these regulations restrict the sale of our HAP Technology or impose other costs, we may be unable to provide our HAP Technology to our customers on terms sufficient to recover our expenses.

IF OUR PARTNERS DO NOT SEEK, OR DO NOT RECEIVE, MARKETING APPROVAL FOR PRODUCTS DEVELOPED, IF ANY, USING OUR HAP TECHNOLOGY, WE MAY RECEIVE DELAYED ROYALTY OR OTHER PAYMENTS OR NO ROYALTY OR OTHER PAYMENTS AT ALL.

    Any new drug, biologic, or new drug or biologic indication our partners or we develop using our HAP Technology must undergo an extensive regulatory review process in the United States and other countries before a new product or indication of this kind could be marketed. This regulatory process can take many years and require substantial expense. Changes in FDA policies and the policies of similar foreign regulatory bodies can prolong the regulatory review of each new drug or biologic license application or prevent approval of the application. For a HAP Drug that contains an off-patent compound in a formulation that is not significantly different than existing generic versions of the off-patent compound, there can be no assurance that the HAP Drug, if approved, would have sufficient marketing exclusivity granted by the FDA that would protect it from indirect competition by others in the marketplace. We expect similar delays and risks in the regulatory review process for any diagnostic product, whenever this regulatory review is required. Even if a product obtains marketing clearance, a marketed product and its manufacturer are subject to continuing review. A manufacturer may be forced to withdraw a product from the market if a previously unknown problem with a product becomes apparent. Because our revenues will be largely dependent on the successful commercialization or development of products using our HAP Technology, any delay in obtaining, failing to obtain, or failing to maintain regulatory approval for a product developed using our HAP Technology may delay our receipt of royalty or other payments or prevent us from receiving royalty or other payments sufficient to recover our expenses.

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IF OUR PARTNERS OR WE ARE UNABLE TO OBTAIN FDA APPROVAL FOR THERAPEUTIC OR
DIAGNOSTIC PRODUCTS DEVELOPED USING OUR HAP TECHNOLOGY, THE LACK OF REGULATORY APPROVAL WILL DIMINISH THE VALUE OF OUR HAP TECHNOLOGY AND ANY HAP DRUGS.

    To date, no one has developed or commercialized any therapeutic or diagnostic products using our HAP Technology. We expect to rely on our HAP Partnership program customers and our HAP Drug co-developers, if any, to file these applications and generally direct the regulatory review process and obtain FDA acceptance of our HAP Technology and our HAP Drugs. Significant resources for research, development, testing and regulatory approval of any drugs would be necessary. Our HAP Partnership program customers or our HAP Drug co-developers, if any, may not submit an application for regulatory review; even if they do submit applications, they may not be able to obtain marketing clearance for any products on a timely basis, if at all. If our partners fail to obtain required governmental approvals for therapeutic or diagnostic products, they will not be able to market these products unless and until they obtain these approvals. Moreover, we do not expect to have the resources necessary to obtain and generally direct the regulatory review process and to commercialize products, if any, on our own. As a result, we may not receive royalty or other payments from our customers. The occurrence of any of these events may prevent us from generating revenues sufficient to sustain our operations.

IF WE DO NOT SUCCESSFULLY DISTINGUISH AND COMMERCIALIZE OUR HAP TECHNOLOGY, WE MAY BE UNABLE TO COMPETE SUCCESSFULLY WITH OUR COMPETITORS OR TO GENERATE REVENUES SIGNIFICANT TO SUSTAIN OUR OPERATIONS.

    Numerous entities are attempting to identify genomic variation predictive of specific diseases and drug response and to develop products and services based on these discoveries. We face competition in these areas from pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies, both in the United States and abroad, most of which have substantially greater capital resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than we do.

    These competitors may discover, characterize or develop important technologies applying population genomics before us or our HAP Partnership program customers that are more effective than those technologies which we develop or which our HAP Partnership program customers develop, or these competitors may obtain regulatory approvals of their drugs more rapidly than our HAP Partnership program customers do, any of which could limit our ability to market effectively our HAP Technology.

    Some companies and governments are marketing or developing a number of databases and informatics tools to assist participants in the healthcare industry and academic researchers in the management and analysis of genomic data. Entities such as Celera Genomics Group, Incyte Genomics, Inc., National Human Genome Research Institute, Perlegen Sciences and Variagenics, Inc. have developed or plan to develop databases containing gene sequence, gene expression, genomic variation or other genomic information and are marketing or plan to market their data to pharmaceutical companies or plan to make freely available their databases. In addition, numerous pharmaceutical companies, such as GlaxoSmithKline plc, either alone or in partnership with our competitors, are developing genomic research programs that involve the use of information that can be found in these databases.

    In order to compete against existing and future technologies, we will need to demonstrate to potential HAP Partnership program customers the value of our HAP Technology and that our HAP Technology and capabilities are superior to competing technologies. Although we believe that our focus on gene-based HAP Markers, rather than random genomic SNPs, differentiates our HAP Technology from other technologies our competitors are developing, any HAP Technology improvements we create may fail to achieve greater market acceptance than the technologies developed by our competitors.

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    Moreover, our competitors may obtain patent protection or other intellectual property rights that would limit our rights or our partners' ability to use our HAP Technology to commercialize therapeutic or diagnostic products. If we are unable to protect our proprietary methods and our HAP Technology, we may not be able to commercialize our HAP Technology and we may not be able to generate sufficient revenue to sustain our operations. If the United States and foreign patent offices do not grant patents for our applications, our competitors may obtain rights to commercialize our discoveries, which would severely limit our ability to compete.

    Furthermore, if the pharmaceutical and biotechnology industry accepts our approach based on identifying HAP Markers, our competitors may adopt approaches similar to ours. Also, our competitors' customers may be more successful than our customers in their drug development and marketing efforts. If the pharmaceutical and biotechnology industry does not accept our approach or if our competitors are more successful than we are, we may be unable to market effectively our HAP Technology and, as a result, we may be unable to generate revenues sufficient to sustain our operations.

    Genomic technologies have undergone, and are expected to continue to undergo, rapid and significant change. Our future success will depend in large part on maintaining a competitive position in the genomics field. Others may rapidly develop new technologies that may result in products or technologies becoming obsolete before we recover the expenses we incur in connection with our development. Our HAP Technology could become obsolete if our competitors offer less expensive or more effective drug discovery and development technologies, including technologies that may be unrelated to genomics. We may not be able to make the enhancements to our HAP Technology necessary to compete successfully with newly emerging technologies.

IF WE FAIL TO MAINTAIN AND FURTHER DEVELOP OUR COMPUTER HARDWARE, SOFTWARE AND RELATED INFRASTRUCTURE, WE COULD EXPERIENCE LOSS OF, OR DELAY IN, REVENUES AND MARKET ACCEPTANCE.

    Because our business requires manipulating and analyzing large amounts of data, we depend on the continuous, effective, reliable and secure operation of our computer hardware, software and related infrastructure. To the extent that our hardware or software malfunctions, we will experience reduced productivity. We protect our computer hardware through physical and software safeguards. However, our computer hardware is still vulnerable to fire, weather, earthquake, or other natural disaster and power loss, telecommunications failures, physical or software break-ins, and similar events. In addition, the software and algorithmic components of our DECOGEN-Registered Trademark- Informatics System are complex and sophisticated, and as such, could contain data, design or software errors that could be difficult to detect and correct. Users of our system may find software defects in current or future products. If we fail to maintain and further develop the necessary computer capacity and data to support our computational needs and our customers' drug discovery and development efforts, we could experience a loss in revenues, or a delay in receiving revenues, and a delay in obtaining market acceptance for our HAP Technology.

IF WE DO NOT EFFECTIVELY MANAGE OUR GROWTH, IT COULD AFFECT OUR ABILITY TO PURSUE BUSINESS OPPORTUNITIES AND EXPAND OUR BUSINESS.

    We expect to continue to experience significant growth in the number of our customers. This anticipated growth would place a significant strain on our management and operations. We will need to continue to improve our operational and financial systems and managerial controls and procedures. We will have to maintain close coordination among our production, technical, accounting, business development and research departments. Our ability to manage this anticipated growth in the number of our customers will depend upon our ability to broaden our management team and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent HAP Partnership program relationships and candidates for our HAP Drug program and to train and manage our employees. In addition, we must continue to invest in customer support resources as the number of

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our partners and their requests for support increase. Our partners are likely to have worldwide operations and may require support at multiple U.S. and foreign sites. If we cannot scale our business appropriately or otherwise adapt to anticipated growth in this area, a key part of our strategy may not be successful.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY, AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR COMMON STOCK PRICE.

    Our operating results have fluctuated in the past and we expect they will fluctuate in the future. These fluctuations could cause our common stock price to decline. Some of the factors that could cause our operating results to fluctuate include:

    - recognition of non-recurring revenues due to receipt of license fees, achievement of milestones, completion of contracts or other revenues;

    - demand for and market acceptance of our HAP Partnership program and our HAP Drug program;

    - timing of the execution of agreements on our HAP Partnership program or our HAP Drug program or other material contracts;

    - our competitors' announcements or introduction of new products, services or technological innovations;

    - disputes regarding patents or other intellectual property rights;

    - securities class actions or other litigation;

    - adverse changes in the level of economic activity in the United States and other major regions in which we do business; and

    - general and industry-specific economic conditions, which may affect our partners' use of our HAP Technology and our HAP Drug program.

    Due to volatile and unpredictable revenues and operating expenses, we believe that period-to-period comparisons of our results of operations may not be a good indication of our future performance. It is possible that, in some future periods, our operating results may be below the expectations of securities analysts or investors. In this event, the market price of our common stock could fluctuate significantly or decline.


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